

05067634

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS



PROCESSING
SECTION
2005

Bear Stearns Asset Backed Securities I LLC — **0001283557**
Exact Name of Registrant as Specified in Charter — **Registrant CIK Number**

Form 8-K, September 29, 2005, Series 2005-WM2 — **333-125422**

____

Name of Person Filing the Document
(If Other than the Registrant)



Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

BEAR STEARNS ASSET BACKED SECURITIES I LLC



By: ______________________________
Name: Baron Silverstein
Title: Vice President

Dated: September 29, 2005

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

BEAR STEARNS

ATLANTA • BOSTON • CHICAGO
DALLAS • LOS ANGELES • NEW YORK • SAN FRANCISCO
GENEVA • HONG KONG
LONDON • PARIS • TOKYO

BEAR, STEARNS & CO. INC.
ASSET-BACKED SECURITIES GROUP
383 Madison Avenue
New York, N.Y. 10179
(212) 272-2000

Preliminary Term Sheet

$[483,464,000] *(Approximate)*

SACO I Trust 2005-WM2

Mortgage-Backed Certificates, Series 2005-WM2

EMC Mortgage Corporation
Mortgage Loan Seller

Bear Stearns Asset Backed Securities I LLC
Depositor

September [6], 2005 (Revised September [7], 2005)

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information," please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (economic prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets, and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested as assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. The prospectus supplement and the prospectus (Offering Documents) contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we have not verified the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax, or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

This communication does not contain all information that is required to be included in the Offering Documents. The information in this communication is preliminary and is subject to completion or change. The information in this communication supersedes information contained in any prior similar communication relating to these securities. This communication is not an offer to sell or a solicitation of an offer to buy these securities in any state where such offer, solicitation or sale is not permitted.

$[483,464,000] (Approximate)
SACO I TRUST, 2005-WM2
MORTGAGE-BACKED CERTIFICATES, SERIES 2005-WM2

Characteristics of the Certificates [1]

Certificates	Initial Certificate Principal Amount [2]	Percent	Coupon Type	Est. WAL to Call (years)	Principal Lockout/ Window (months)	Expected Final Maturity Date	Final Scheduled Distribution Date	Expected Ratings (Moody's / S&P)
Class A-1	$105,000,000	19.95%	Variable [3]	0.93	0/27	February 2008	July 2035	Aaa/AAA
Class A-2	$151,408,000	28.76%	Variable [3]	0.51	0/13	October 2006	July 2035	Aaa/AAA
Class A-3	$90,468,000	17.19%	Variable [3]	1.62	12/15	February 2008	July 2035	Aaa/AAA
Class M-1	$59,216,000	11.25%	Variable [3]	2.62	26/19	September 2017	July 2035	Aa2/AA
Class M-2	$11,580,000	2.20%	Variable [3]	3.74	44/1	May 2017	July 2035	Aa3AA-
Class M-3	$13,948,000	2.65%	Variable [3]	3.74	44/1	February 2016	July 2035	A1/A+
Class M-4	$11,843,000	2.25%	Variable [3]	3.74	44/1	November 2015	July 2035	A2/A
Class M-5	$8,948,000	1.70%	Variable [3]	3.74	44/1	August 2015	July 2035	A3/A-
Class B-1	$13,422,000	2.55%	Fixed(4)	3.74	44/1	June 2015	July 2035	Baa1/BBB+
Class B-2	$9,738,000	1.85%	Fixed (4)	3.74	44/1	February 2015	July 2035	Baa2/BBB
Class B-3	$7,896,000	1.50%	Fixed (4)	3.74	44/1	November 2014	July 2035	Baa3/BBB-
Class B-4	$26,581,000	5.05%	Fixed (4)		NOT OFFERED HEREBY			NR/BB

Notes:

(1) The Certificates will be priced assuming a 35% CPR and a 20% Clean-Up Call.
(2) The Certificates are approximate and are subject to a 10% variance.
(3) The lesser of (a) one-month LIBOR plus the related margin and (b) 11.00% per annum, in each case subject to the Net Rate Cap limitation. *After the Clean-Up Call Date, the margin on the Class A Certificates will increase by 2.0 times, and the margins on the Class M Certificates* will increase by 1.5 times.
(4) The pass-through rate in each case is subject to the Net Rate Cap limitation. After the Clean-Up Call Date, the pass-through rate on the Class B Certificates will increase by 0.50%.
(5) The Class B-4 Certificates will be privately offered.

THE COLLATERAL

The assets of the trust represent a 100% beneficial ownership interest in a pool of Mortgage Loans, which will consist of fixed-rate, junior-lien Mortgage Loans with an aggregate principal balance of approximately $[526,362,790.90] as of July 1, 2005 (the "Statistical Calculation Date").

THE STRUCTURE

Class A Certificates
The Class A-1, Class A-2 and Class A-3 Certificates (collectively, the "Class A Certificates") will be issued as floating-rate senior securities.

Class M Certificates
The Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Certificates (collectively, the "Class M Certificates") will be issued as floating-rate mezzanine securities. The Class M Certificates will be subordinate to the Class A Certificates, and senior to the Class B Certificates. The Class M-5 Certificates will be subordinate to the Class M-4, Class M-3, Class M-2 and Class M-1 Certificates. The Class M-4 Certificates will be subordinate to the Class M-3, Class M-2 and Class M-1 Certificates. The Class M-3 Certificates will be subordinate to the Class M-2 Certificates and Class M-1 Certificates. The Class M-2 Certificates will be subordinate to the Class M-1 Certificates.

Class B Certificates
The Class B-1, Class B-2, Class B-3 and Class B-4 Certificates (collectively, the "Class B Certificates") will be issued as fixed-rate subordinate securities. The Class B Certificates will be subordinate to the Class M and Class A Certificates. The Class B-4 Certificates will be subordinate to the Class B-3, Class B-2 and Class B-1 Certificates. The Class B-3 Certificates will be subordinate to the Class B-2 Certificates and the Class B-1 Certificates. The Class B-2 Certificates will be subordinate to the Class B-1 Certificates.

Offered Certificates
Class A Certificates, Class M Certificates and the Class B-1, Class B-2, and Class B-3 Certificates will be publicly offered hereby.

Non-Offered Certificates
Class B-4, Class C Certificates and Class R Certificates will not be offered hereby.

Certificates
The Offered Certificates and the Non-Offered Certificates are collectively referred to as the "Certificates."

Underwriter:	Bear, Stearns & Co. Inc.
Depositor:	Bear Stearns Asset Backed Securities I LLC.
Mortgage Loan Seller:	EMC Mortgage Corporation.
Master Servicer:	[EMC Mortgage Corporation].
Custodians:	Wells Fargo Bank, National Association and LaSalle Bank National Association.
Trustee:	[LaSalle Bank National Association].
Federal Tax Status:	The trust will be established as one or more REMICs for U.S. federal income tax purposes.
Registration:	The Class A, Class M, Class B-1, Class B-2 and Class B-3 Certificates will be available in book-entry form through DTC. The Class B-4 Certificates will only be available in registered physical form.
Denominations:	For the Class A, Class M and Class B Certificates, minimum denominations of $100,000 and multiples of $1 in excess thereof.
Statistical Calculation Date:	July 1, 2005.
Cut-off Date:	September 1, 2005.
Closing Date:	[September 30, 2005].
Distribution Date:	The 25th day of each month (or the next business day) commencing in October 2005.
Record Date:	With respect to the Class A, Class M and Class B Certificates (other than the Class B-4 Certificates) and any Distribution Date, the close of business on the day prior to that Distribution Date, with respect to the Class B-4 Certificates, the close of business on the last business day of the month preceding the month in which such Distribution Date occurs.
Final Scheduled Distribution Date:	[July 25, 2035]
ERISA Eligibility:	The Class A, Class M, Class B-1, Class B-2 and Class B-3 Certificates are expected to be eligible for purchase by or on behalf of employee benefit plans subject to Title I of the Employee Retirement Income Security Act of 1974 and plans subject to Section 4975 of the Internal Revenue Code of 1986, subject to the considerations described in the prospectus supplement.
SMMEA Eligibility:	The Certificates will not be "mortgage related securities" for purposes of SMMEA.
Optional Termination:	The majority holder of the Class C Certificates may purchase all of the Mortgage Loans (and any properties acquired in respect thereof) when the aggregate principal balance of the Mortgage Loans (and such properties) is equal to or less than 20% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date, thereby effecting early retirement of the Certificates.
Pricing Prepayment Speed:	The Offered Certificates will be priced based on a constant prepayment speed of 35% CPR.
Mortgage Loans:	As of the Statistical Calculation Date, the aggregate principal balance of the Mortgage Loans was approximately $[526,362,790.90]. The Mortgage Loans consist of [9,594] fixed-rate, junior-lien Mortgage Loans. Based upon Statistical Calculation Date data, approximately 100% of the Mortgage Loans were originated or acquired by [Long Beach Mortgage Company].

Pass-Through Rate: With respect to each Accrual Period, the Class A and Class M Certificates accrue interest at a per annum Pass-Through Rate based on the lesser of (a) a One-Month LIBOR index plus a specified margin and (b) 11.00% per annum, but such Pass-Through Rate is subject to a limit equal to the Net Rate Cap.

With respect to each Accrual Period, the Class B Certificates accrue interest at a fixed rate, as set forth herein, but such Pass-Through Rate is subject to a limit equal to the Net Rate Cap.

Accrual Period: With respect to each Distribution Date, interest will accrue (a) for the Class A and Class M Certificates, during the period commencing on the Distribution Date in the month immediately preceding the month in which that Distribution Date occurs (or, in the case of the October 2005 Distribution Date, commencing on the Closing Date) and ending on the day preceding that Distribution Date.

With respect to each Distribution Date, interest will accrue for the Class B Certificates during the calendar month prior to the month of the related Distribution Date on a 30/360- day basis.

Net Rate Cap: With respect to any Distribution Date and the Class A and the Class M Certificates a per annum rate equal to the lesser of (x) 11.00% per annum and (y) the weighted average of the Net Mortgage Rates of the Mortgage Loans as of the related due date prior to giving effect to any reduction in the Stated Principal Balances of such Mortgage Loans on such due date. With respect to any Distribution Date and the Class B Certificates, a per annum rate equal to the weighted average of the Net Mortgage Rates of the Mortgage Loans as of the related due date prior to giving effect to any reduction in the Stated Principal Balances of such Mortgage Loans on such due date. The Net Rate Cap for the Class A and Class M Certificates will be adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis.

Basis Risk Shortfall Carry Forward Amount: With respect to any Class of Certificates and any Distribution Date, the sum of (A) if on such Distribution Date the Pass-Through Rate for such class is based upon the related Net Rate Cap, the excess, if any, of (i) the amount of interest that such class would have been entitled to receive on such Distribution Date had the applicable Pass-Though Rate been calculated at a per annum rate equal to One-Month LIBOR plus a specified margin in the case of the Class A Certificates and the Class M Certificates, and the related fixed Pass-Through Rate in the case of the Class B Certificates, over (ii) the amount of interest that such class received on such Distribution Date at the related Net Rate Cap for such Distribution Date (such excess being the "Basis Risk Shortfall" for such Distribution Date); and (B) the Basis Risk Shortfall for all previous Distribution Dates not previously paid, together with interest thereon at a rate equal tot he applicable Pass-Through Rate for such Distribution Date.

Net Mortgage Rate: With respect to any Mortgage Loan or REO Property, the then applicable interest rate thereon minus the sum of (i) the Servicing Fee Rate and (ii) the Trustee Fee Rate.

Servicing Fee Rate: 0.5000% per annum on the outstanding principal balance of the Mortgage Loans.

Trustee Fee Rate: [0.0125]% per annum on the outstanding principal balance of the Mortgage Loans.

Interest Carry Forward Amount: With respect to any Class of Certificates and (i) the first Distribution Date, zero, and (ii) any Distribution Date after the first Distribution Date, the amount, if any, by which (a) the sum of (1) excess of (a) the monthly interest distributable amount for such Class with respect to such Distribution Date and any prior Distribution Dates over (b) the amount actually distributed to such class with respect to interest on such Distribution Dates, and (b) interest on such excess (to the extent permitted by applicable law) at the applicable Pass-Through Rate for the related accrual period including the accrual period relating to the current Distribution Date.

Allocated Realized Loss Amount: With respect to any Distribution Date and any Class of Certificates, the sum of (x) the amount of any Realized Losses which have been applied in reduction of the Certificate Principal Balance of such Class on the preceding Distribution Date and (y) the amount of any Allocated Realized Loss Amount for such Class remaining unpaid on such preceding Distribution Date.

Unpaid Realized Loss Amount: With respect to the Class A Certificates and as to any Distribution Date is the excess of (i) the Allocated Realized Loss Amounts with respect to such class over (ii) the sum of all distributions in reduction of the Allocated Realized Loss Amounts on all previous distribution dates. Any amounts distributed to the Class A Certificates in respect of any Unpaid Realized Loss Amount will not be applied to reduce the Certificate Principal Balance of such class.

Credit Enhancement: The Offered Certificates will have the benefit of the following credit enhancement mechanisms, each of which is intended to provide credit support for the Offered Certificates, as applicable:

For the holders of the Class A Certificates:

1) **Excess Spread:** On each Distribution Date, any excess spread will be available to cover losses, interest shortfalls and, to build the Overcollateralization Amount. Such available excess spread will be used to make payments of interest and principal on the Certificates, and will be applied as Net Monthly Excess Cashflow.
2) **Overcollateralization:** The initial Overcollateralization Amount will be approximately 3.10% and the Overcollateralization Amount will build to a target of 7.10%.
3) **Subordination:** The subordination of the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class B-1, Class B-2, Class B-3 and Class B-4 Certificates (initially equal to approximately 31.00% of the Cut-off Date pool balance).

For the holders of the Class M-1 Certificates:

1) **Excess Spread:** On each Distribution Date, any excess spread will be available to cover losses, interest shortfalls and, to build the Overcollateralization Amount. Such available excess spread will be used to make payments of interest and principal on the Certificates, and will be applied as Net Monthly Excess Cashflow.
2) **Overcollateralization:** The initial Overcollateralization Amount will be approximately 3.10% and the Overcollateralization Amount will build to a target of 7.10%.
3) **Subordination:** the subordination of the Class M-2, Class M-3, Class M-4, Class M-5, Class B-1, Class B-2, Class B-3 and Class B-4 Certificates (initially equal to approximately 19.75% of the Cut-off Date pool balance).

For the holders of the Class M-2 Certificates:

1) **Excess Spread:** On each Distribution Date, any excess spread will be available to cover losses, interest shortfalls and, to build the Overcollateralization Amount. Such available excess spread will be used to make payments of interest and principal on the Certificates, and will be applied as Net Monthly Excess Cashflow.
2) **Overcollateralization:** The initial Overcollateralization Amount will be approximately 3.10% and the Overcollateralization Amount will build to a target of 7.10%.
3) **Subordination:** the subordination of the Class M-3, Class M-4, Class M-5, Class B-1, Class B-2, Class B-3 and Class B-4 Certificates (initially equal to approximately 17.55% of the Cut-off Date pool balance).

For the holders of the Class M-3 Certificates:

1) **Excess Spread:** On each Distribution Date, any excess spread will be available to cover losses, interest shortfalls and, to build the Overcollateralization Amount. Such available excess spread will be used to make payments of interest and principal on the Certificates, and will be applied as Net Monthly Excess Cashflow.
2) **Overcollateralization:** The initial Overcollateralization Amount will be approximately 3.10% and the Overcollateralization Amount will build to a target of 7.10%.
3) **Subordination:** the subordination of the Class M-4, Class M-5, Class B-1, Class B-2, Class B-3 and Class B-4 Certificates (initially equal to approximately 14.90% of the Cut-off Date pool balance).

For the holders of the Class M-4 Certificates:

1) **Excess Spread:** On each Distribution Date, any excess spread will be available to cover losses, interest shortfalls and, to build the Overcollateralization Amount. Such available excess spread will be used to make payments of interest and principal on the Certificates, and will be applied as Net Monthly Excess Cashflow.
2) **Overcollateralization:** The initial Overcollateralization Amount will be approximately 3.10% and the Overcollateralization Amount will build to a target of 7.10%.
3) **Subordination:** the subordination of the Class M-5, Class B-1, Class B-2, Class B-3 and Class B-4 Certificates (initially equal to approximately 12.65% of the Cut-off Date pool balance).

For the holders of the Class M-5 Certificates:

1) **Excess Spread:** On each Distribution Date, any excess spread will be available to cover losses, interest shortfalls and, to build the Overcollateralization Amount. Such available excess spread will be used to make payments of interest and principal on the Certificates, and will be applied as Net Monthly Excess Cashflow.
2) **Overcollateralization:** The initial Overcollateralization Amount will be approximately 3.10% and the Overcollateralization Amount will build to a target of 7.10%.
3) **Subordination:** the subordination of the Class B-1, Class B-2, Class B-3 and Class B-4 Certificates (initially equal to approximately 10.95% of the Cut-off Date pool balance).

For the holders of the Class B-1 Certificates:

1) **Excess Spread:** On each Distribution Date, any excess spread will be available to cover losses, interest shortfalls and, to build the Overcollateralization Amount. Such available excess spread will be used to make payments of interest and principal on the Certificates, and will be applied as Net Monthly Excess Cashflow.
2) **Overcollateralization:** The initial Overcollateralization Amount will be approximately 3.10% and the Overcollateralization Amount will build to a target of 7.10%.
3) **Subordination:** the subordination of Class B-2, Class B-3 and Class B-4 Certificates (initially equal to approximately 8.40% of the Cut-off Date pool balance).

For the holders of the Class B-2 Certificates:

1) **Excess Spread:** On each Distribution Date, any excess spread will be available to cover losses, interest shortfalls and, to build the Overcollateralization Amount. Such available excess spread will be used to make payments of interest and principal on the Certificates, and will be applied as Net Monthly Excess Cashflow.
2) **Overcollateralization:** The initial Overcollateralization Amount will be approximately 3.10% and the Overcollateralization Amount will build to a target of 7.10%.
3) **Subordination:** The subordination of the Class B-3 Certificates and Class B-4 Certificates (initially equal to approximately 6.55% of the Cut-off Date pool balance).

For the holders of the Class B-3 Certificates:

1) **Excess Spread:** On each Distribution Date, any excess spread will be available to cover losses, interest shortfalls and, to build the Overcollateralization Amount. Such available excess spread will be used to make payments of interest and principal on the Certificates, and will be applied as Net Monthly Excess Cashflow.
2) **Overcollateralization:** The initial Overcollateralization Amount will be approximately 3.10% and the Overcollateralization Amount will build to a target of 7.10%.
3) **Subordination:** The subordination of the Class B-4 Certificates (initially equal to approximately 5.05% of the Cut-off Date pool balance).

For the holders of the Class B-4 Certificates:

1) **Excess Spread:** On each Distribution Date, any excess spread will be available to cover losses, interest shortfalls and, to build the Overcollateralization Amount. Such available excess spread will be used to make payments of interest and principal on the Certificates, and will be applied as Net Monthly Excess Cashflow.
2) **Overcollateralization:** The initial Overcollateralization Amount will be approximately 3.10% and the Overcollateralization Amount will build to a target of 7.10%.

Realized Losses:

Realized Losses will be absorbed first by excess spread and then by the Overcollateralization Amount then outstanding. Following the reduction of the Overcollateralization Amount to zero, all allocable Realized Losses will be allocated, first to the Class B-4 Certificates, second to the Class B-3 Certificates, third to the Class B-2 Certificates, fourth to Class B-1 Certificates, fifth to the Class M-5 Certificates, sixth to the Class M-4 Certificates, seventh to the Class M-3 Certificates, eighth to the Class M-2 Certificates, ninth to the Class M-1 Certificates and tenth to the Class A Certificates. Realized Losses will be allocated pro rata among the Class A-1 Certificates on the one hand and the Class A-2 and Class A-3 Certificates on the other hand. Realized Losses allocable to the Class A-2 Certificates will be allocated, first to the Class A-3 Certificates and second to the Class A-2 Certificates.

Stepdown Date: The later of (a) the Distribution Date occurring in October 2008, and (b) the first Distribution Date for which the sum of the aggregate Certificate Principal Balance of the Class M Certificates and Class B Certificates and the Overcollateralization Amount for such Distribution Date, divided by the aggregate Stated Principal Balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period) is greater than or equal to approximately 76.20%.

Interest Remittance Amount: With respect to any Distribution Date, that portion of the available distribution amount for that Distribution Date that represents interest received or advanced on the Mortgage Loans (net of Administrative Fees).

Principal Distribution Amount: On any Distribution Date is equal to:

(i) The scheduled principal collected on the Mortgage Loans during the related Due Period or advanced on or before the related Servicer advance date;

(ii) the prepayments in respect of the Mortgage Loans, exclusive of any prepayment charges, collected in the related Prepayment Period;

(iii) the Stated Principal Balance of each Mortgage Loan that was repurchased by EMC, in its capacity as seller, or the Master Servicer;

(iv) the amount, if any, by which the aggregate unpaid principal balance of any replacement Mortgage Loans is less than the aggregate unpaid principal balance of any deleted Mortgage Loans delivered by EMC, in its capacity as seller, in connection with a substitution of a Mortgage Loan;

(v) all Liquidation Proceeds and Subsequent Recoveries collected during the related Prepayment Period on the Mortgage Loans, to the extent such Liquidation Proceeds and Subsequent Recoveries relate to principal, less all non-recoverable advances relating to principal reimbursed during the related Due Period;

(vi) the principal portion of the purchase price of the assets of the trust upon the exercise by the majority holder of the Class C Certificates or the Master Servicer, as applicable, of its optional termination right; minus

(vii) any amounts required to be reimbursed to the seller, the Master Servicer or the trustee as provided in the Pooling and Servicing Agreement; plus

(viii) any Extra Principal Distribution Amount for such Distribution Date; less

(ix) any Overcollateralization Release for such Distribution Date.

Priority of Payments:

Payments of interest and principal on each Class of Certificates will be as follows:

Interest

The Interest Remittance Amount will be applied in the following order of priority:

1) Fees and expenses of the Master Servicer and the Trustee;
2) To the Class A-1, Class A-2 and Class A-3 Certificateholders, pro rata, current interest plus Interest Carry Forward Amount;
3) To the Class M-1 Certificateholders, current interest;
4) To the Class M-2 Certificateholders, current interest;
5) To the Class M-3 Certificateholders, current interest;
6) To the Class M-4 Certificateholders, current interest;
7) To the Class M-5 Certificateholders, current interest;
8) To the Class B-1 Certificateholders, current interest;
9) To the Class B-2 Certificateholders, current interest;
10) To the Class B-3 Certificateholders, current interest; and
11) To the Class B-4 Certificateholders, current interest.

Principal

The Principal Distribution Amount will be applied in the following order of priority:

Prior to the Stepdown Date or on which a Trigger Event is in effect

1) Concurrently on a pro rata basis, (1) to the Class A-1 Certificateholders and (ii) sequentially, to the Class A-2 and Class A-3 Certificateholders, in that order, in each case, until paid in full;
2) To the Class M-1 Certificateholders, until paid in full;
3) To the Class M-2 Certificateholders, until paid in full;
4) To the Class M-3 Certificateholders, until paid in full;
5) To the Class M-4 Certificateholders, until paid in full;
6) To the Class M-5 Certificateholders, until paid in full;
7) To the Class B-1 Certificateholders, until paid in full;
8) To the Class B-2 Certificateholders, until paid in full;
9) To the Class B-3 Certificateholders, until paid in full; and
10) To the Class B-4 Certificateholders, until paid in full.

On and after the Stepdown Date or on which a Trigger Event is not in effect

1) Concurrently on a pro rata basis, (i) to the Class A-1 Certificateholders, and (ii) sequentially, to the Class A-2 and Class A-3, the related Principal Distribution Amount, in that order, in each case, until paid in full;
2) To the Class M-1 Certificateholders, the Class M-1 Principal Distribution Amount until paid in full;
3) To the Class M-2 Certificateholders, the Class M-2 Principal Distribution Amount until paid in full;
4) To the Class M-3 Certificateholders, the Class M-3 Principal Distribution Amount until paid in full;
5) To the Class M-4 Certificateholders, the Class M-4 Principal Distribution Amount until paid in full;
6) To the Class M-5 Certificateholders, the Class M-5 Principal Distribution Amount until paid in full;
7) To the Class B-1 Certificateholders, the Class B-1 Principal Distribution Amount until paid in full;
8) To the Class B-2 Certificateholders, the Class B-2 Principal Distribution Amount until paid in full; and
9) To the Class B-3 Certificateholders, the Class B-3 Principal Distribution Amount until paid in full; and
10) To the Class B-4 Certificateholders, the Class B-4 Principal Distribution Amount until paid in full.

Net Monthly Excess Cashflow

On each Distribution Date, the Net Monthly Excess Cashflow will be applied in the following order of priority to the extent available for such purpose:

1) To the Class or Classes of Certificates then entitled to receive distributions in respect of principal, in an amount equal to any Overcollateralization Increase Amount, payable to such holders as part of the Principal Distribution Amount;
2) To the Class A Certificateholders, (a) first, any Interest Carry Forward Amount to the extent unpaid from the Interest Remittance Amount and (b) second, any Unpaid Allocated Realized Loss Amount;
3) To the Class M-1 Certificateholders, any Interest Carry Forward Amount;
4) To the Class M-2 Certificateholders, any Interest Carry Forward Amount;
5) To the Class M-3 Certificateholders, any Interest Carry Forward Amount;
6) To the Class M-4 Certificateholders, any Interest Carry Forward Amount;
7) To the Class M-5 Certificateholders, any Interest Carry Forward Amount;
8) To the Class B-1 Certificateholders, any Interest Carry Forward Amount;
9) To the Class B-2 Certificateholders, any Interest Carry Forward Amount;
10) To the Class B-3 Certificateholders, any Interest Carry Forward Amount;
11) To the Class B-4 Certificateholders, any Interest Carry Forward Amount;
12) To the Class A-1, Class A-2 and Class A-3 Certificateholders, pro rata, any Basis Risk Shortfall Carry Forward Amount;
13) To the Class M-1 Certificateholders, any Basis Risk Shortfall Carry Forward Amount;
14) To the Class M-2 Certificateholders, any Basis Risk Shortfall Carry Forward Amount;
15) To the Class M-3 Certificateholders, any Basis Risk Shortfall Carry Forward Amount;
16) To the Class M-4 Certificateholders, any Basis Risk Shortfall Carry Forward Amount;
17) To the Class M-5 Certificateholders, any Basis Risk Shortfall Carry Forward Amount;
18) To the Class B-1 Certificateholders, any Basis Risk Shortfall Carry Forward Amount;
19) To the Class B-2 Certificateholders, any Basis Risk Shortfall Carry Forward Amount;
20) To the Class B-3 Certificateholders, any Basis Risk Shortfall Carry Forward Amount;
21) To the Class B-4 Certificateholders, any Basis Risk Shortfall Carry Forward Amount;
22) To the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class B-1, Class B-2, Class B-3, and Class B-4 Certificateholders, sequentially in that order, any unpaid prepayment interest shortfalls and Relief Act shortfalls, allocated thereto; and
23) Any remaining amounts will be paid to the holder of the Class C Certificates.

Principal Priority:

For each Distribution Date prior to the Stepdown Date, 100% of the Principal Distribution Amount will be paid as principal to the Class A Certificates, *provided, however,* that if the Certificate Principal Balance of the Class A Certificates has been reduced to zero, the Principal Distribution Amount will be applied sequentially in the following order of priority: first, to the Class M-1 Certificates; second, to the Class M-2 Certificates; third, to the Class M-3 Certificates; fourth, to the Class M-4 Certificates; fifth, to the Class M-5 Certificates; sixth, to the Class B-1 Certificates; seventh, to the Class B-2 Certificates; eighth, to the Class B-3 Certificates, and ninth, to the Class B-4 Certificates in each case until the Certificate Principal Balance thereof has been reduced to zero.

For each Distribution Date on or after the Stepdown Date, the applicable Principal Distribution Amount will be calculated such that all Certificates will be entitled to receive payments of principal in the following order of priority: first, to the Class A Certificates such that the Class A Certificates will have approximately 76.20% subordination, second to the Class M-1 Certificates such that the Class M-1 Certificates will have approximately 53.70% subordination, third to the Class M-2 Certificates such that the Class M-2 Certificates will have approximately 49.30% subordination, fourth, to the Class M-3 Certificates such that the Class M-3 Certificates will have approximately 44.00% subordination, fifth, to the Class M-4 Certificates such that the Class M-4 Certificates will have approximately 39.50% subordination, sixth, to the Class M-5 Certificates such that the Class M-5 Certificates will have approximately 36.10% subordination, seventh, to the Class B-1 Certificates such that the Class B-1 Certificates will have approximately 31.00% subordination, eighth, to the Class B-2 Certificates such that the Class B-2 Certificates will have approximately 27.30% subordination, ninth, to the Class B-3 Certificates such that the Class B-3 Certificates will have approximately 24.30% subordination and last, to the Class B-4 Certificates such that the Class B-4 Certificates will have approximately 14.20% subordination, in each case until the Certificate Principal Balance thereof has been reduced to zero.

Class A Principal Distribution Amount:

With respect to any Distribution Date, the lesser of:

- the Principal Distribution Amount for that Distribution Date; and
- the excess, if any, of (A) the Certificate Principal Balance of the Class A Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the subordination percentage equal to approximately 23.80% and (2) the aggregate Stated Principal Balance of the Mortgage Loans (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period), and (y) the aggregate Stated Principal Balance of the Mortgage Loans (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period) less the Overcollateralization Floor Amount.

Class M-1 Principal Distribution Amount:

With respect to any Distribution Date, the lesser of:

- the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount; and
- the excess, if any, of (A) the sum of (1) the Certificate Principal Balance of the Class A Certificates (after taking into account the payment of the Class A Principal Distribution Amount for that Distribution Date) and (2) the Certificate Principal Balance of the Class M-1 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the subordination percentage equal to approximately 46.30% and (2) the aggregate Stated Principal Balance of the Mortgage Loans (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period), and (y) the aggregate Stated Principal Balance of the Mortgage Loans (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period) less the Overcollateralization Floor Amount.

Class M-2 Principal Distribution Amount:

With respect to any Distribution Date, the lesser of:

- the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount and the Class M-1 Principal Distribution Amount; and
- the excess, if any, of (A) the sum of (1) the aggregate Certificate Principal Balance of the Class A Certificates and Class M-1 Certificates (after taking into account the payment of the Class A Principal Distribution Amount and the Class M-1 Principal Distribution Amount for that Distribution Date) and (2) the Certificate Principal Balance of the Class M-2 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the subordination percentage equal to approximately 50.70% and (2) the aggregate Stated Principal Balance of the Mortgage Loans (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period), and (y) the aggregate Stated Principal Balance of the Mortgage Loans (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period) less the Overcollateralization Floor Amount.

Class M-3 Principal Distribution Amount:

With respect to any Distribution Date, the lesser of:

- the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount and the Class M-2 Principal Distribution Amount; and
- the excess, if any, of (A) the sum of (1) the aggregate Certificate Principal Balance of the Class A Certificates, the Class M-1 Certificates and Class M-2 Certificates (after taking into account the payment of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount and the Class M-2 Principal Distribution Amount for that Distribution Date) and (2) the Certificate Principal Balance of the Class M-3 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the subordination percentage equal to approximately 56.00% and (2) the aggregate Stated Principal Balance of the Mortgage Loans (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period), and (y) the aggregate Stated Principal Balance of the Mortgage Loans (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period) less the Overcollateralization Floor Amount.

Class M-4 Principal Distribution Amount:

With respect to any Distribution Date, the lesser of:

- the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount and the Class M-3 Principal Distribution Amount; and
- the excess, if any, of (A) the sum of (1) the aggregate Certificate Principal Balance of the Class A Certificates, the Class M-1 Certificates, the Class M-2 Certificates and Class M-3 Certificates (after taking into account the payment of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount and the Class M-3 Principal Distribution Amount for that Distribution Date) and (2) the Certificate Principal Balance of the Class M-4 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the subordination percentage equal to approximately 60.50% and (2) the aggregate Stated Principal Balance of the Mortgage Loans (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period), and (y) the aggregate Stated Principal Balance of the Mortgage Loans (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period) less the Overcollateralization Floor Amount.

Class M-5 Principal Distribution Amount:

With respect to any Distribution Date, the lesser of:

- the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount and the Class M-4 Principal Distribution Amount; and
- the excess, if any, of (A) the sum of (1) the aggregate Certificate Principal Balance of the Class A Certificates, the Class M-1 Certificates, the Class M-2 Certificates, the Class M-3 Certificates and Class M-4 Certificates (after taking into account the payment of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount and the Class M-4 Principal Distribution Amount for that Distribution Date) and (2) the Certificate Principal Balance of the Class M-5 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the subordination percentage equal to approximately 63.90% and (2) the aggregate Stated Principal Balance of the Mortgage Loans (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period), and (y) the aggregate Stated Principal Balance of the Mortgage Loans (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period) less the Overcollateralization Floor Amount.

Class B-1 Principal Distribution Amount:

With respect to any Distribution Date, the lesser of :

- the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount, the Class M-4 Principal Distribution Amount and the Class M-5 Principal Distribution Amount; and
- the excess, if any, of (A) the sum of (1) the aggregate Certificate Principal Balance of the Class A Certificates, the Class M-1 Certificates, the Class M-2 Certificates, the Class M-3 Certificates, the Class M-4 Certificates and the Class M-5 Certificates (after taking into account the payment of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount, the Class M-4 Principal Distribution Amount and the Class M-5 Principal Distribution Amount for that Distribution Date) and (2) the Certificate Principal Balance of the Class B-1 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the subordination percentage equal to approximately 69.00% and (2) the aggregate Stated Principal Balance of the Mortgage Loans (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period), and (y) the aggregate Stated Principal Balance of the Mortgage Loans (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period) less the Overcollateralization Floor Amount.

Class B-2 Principal Distribution Amount:

With respect to any Distribution Date, the lesser of :

- the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount, the Class M-4 Principal Distribution Amount, the Class M-5 Principal Distribution Amount and the Class B-1 Principal Distribution Amount; and
- the excess, if any, of (A) the sum of (1) the aggregate Certificate Principal Balance of the Class A Certificates, the Class M-1 Certificates, the Class M-2 Certificates, the Class M-3 Certificates, the Class M-4 Certificates, the Class M-5 Certificates and the Class B-1 Certificates (after taking into account the payment of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount, the Class M-4 Principal Distribution Amount, the Class M-5 Principal Distribution Amount and the Class B-1 Principal Distribution Amount for that Distribution Date) and (2) the Certificate Principal Balance of the Class B-2 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the subordination percentage equal to approximately 72.70% and (2) the aggregate Stated Principal Balance of the Mortgage Loans (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period), and (y) the aggregate Stated Principal Balance of the Mortgage Loans (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period) less the Overcollateralization Floor Amount.

Class B-3 Principal Distribution Amount:

With respect to any Distribution Date, the lesser of:

- the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount, the Class M-4 Principal Distribution Amount, the Class M-5 Principal Distribution Amount, the Class B-1 Principal Distribution Amount and the Class B-2 Principal Distribution Amount; and
- the excess, if any, of (A) the sum of (1) the aggregate Certificate Principal Balance of the Class A Certificates, the Class M-1 Certificates, the Class M-2 Certificates, the Class M-3 Certificates, the Class M-4 Certificates, the Class M-5 Certificates, the Class B-1 Certificates and the Class B-2 Certificates (after taking into account the payment of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount, the Class M-4 Principal Distribution Amount, the Class M-5 Principal Distribution Amount, the Class B-1 Principal Distribution Amount and the Class B-2 Principal Distribution Amount for that Distribution Date) and (2) the Certificate Principal Balance of the Class B-3 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the subordination percentage equal to approximately 75.70% and (2) the aggregate Stated Principal Balance of the Mortgage Loans (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period), and (y) the aggregate Stated Principal Balance of the Mortgage Loans (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period) less the Overcollateralization Floor Amount.

Class B-4 Principal Distribution Amount:

With respect to any Distribution Date, the lesser of:

- the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount, the Class M-4 Principal Distribution Amount, the Class M-5 Principal Distribution Amount, the Class B-1 Principal Distribution Amount, the Class B-2 Principal Distribution Amount and the Class B-3 Principal Distribution Amount; and
- the excess, if any, of (A) the sum of (1) the aggregate Certificate Principal Balance of the Class A Certificates, the Class M-1 Certificates, the Class M-2 Certificates, the Class M-3 Certificates, the Class M-4 Certificates, the Class M-5 Certificates, the Class B-1 Certificates, the Class B-2 Certificates and the Class B-3 Certificates (after taking into account the payment of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount, the Class M-4 Principal Distribution Amount, the Class M-5 Principal Distribution Amount, the Class B-1 Principal Distribution Amount, the Class B-2 Principal Distribution Amount and the Class B-3 Principal Distribution Amount for that Distribution Date) and (2) the Certificate Principal Balance of the Class B-4 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the subordination percentage equal to approximately 85.80% and (2) the aggregate Stated Principal Balance of the Mortgage Loans (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period), and (y) the aggregate Stated Principal Balance of the Mortgage Loans (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period) less the Overcollateralization Floor Amount.

Trigger Event: A Trigger Event will exist with respect to any Distribution Date if during the applicable period each of the applicable standards specified below for the Sixty Day Plus Delinquency Percentage or the Cumulative Realized Loss Percentage is not satisfied:

1) On any Distribution Date, the Sixty Day Plus Delinquency Percentage is less than [7.00]%;
2) On any Distribution Date from and including the Distribution Date in September 2008 to and including the Distribution Date in August 2009, the Cumulative Realized Loss Percentage for such Distribution Date is less than [5.05]%;
3) On any Distribution Date from and including the Distribution Date in September 2009 to and including the Distribution Date in August 2010, the Cumulative Realized Loss Percentage for such Distribution Date is less than [7.85]%;
4) On any Distribution Date from and including the Distribution Date in September 2010 to and including the Distribution Date in August 2011, the Cumulative Realized Loss Percentage for such Distribution Date is less than [10.05]%; and
5) On any Distribution Date thereafter, the Cumulative Realized Loss Percentage for such Distribution Date is less than [11.15]%.

Sixty Day Plus Delinquency Percentage: With respect to any distribution date is the arithmetic average for each of the three successive distribution dates ending with the applicable distribution date of the percentage equivalent of a fraction, the numerator of which is the aggregate Stated Principal Balance of the mortgage loans that are 60 or more days delinquent in the payment of principal or interest for the relevant distribution date, any other mortgage loans in foreclosure, REO Property and mortgage loans with a related mortgagor subject to bankruptcy procedures, and the denominator of which is the aggregate Stated Principal Balance of all of the mortgage loans immediately preceding the relevant distribution date.

Cumulative Realized Loss Percentage: With respect to the certificates and any distribution date is equal to the percentage obtained by dividing (x) the aggregate Realized Losses on the mortgage loans incurred since the related cut-off date through the end of the related Due Period by (y) the aggregate Stated Principal Balance of the mortgage loans as of the related cut-off date.

Net Monthly Excess Cashflow: With respect to any Distribution Date, the excess, if any, of (x) the available distribution amount for such Distribution Date over (y) the aggregate for such Distribution Date of the amount required to be distributed as described under "Interest" and "Principal" under "Priority of Payments" above.

Overcollateralization Amount: With respect to any Distribution Date is the excess, if any, of (a) the aggregat Stated Principal Balnces of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related due Period) over (b) the aggregate Certificate Principal Balance of the Class A, Class M and Class B Certificates on such Distribution date (after taking into account the payment of principal other than any Extra Principal Distribution Amount on such certificates).

Overcollateralization Floor Amount: An amount equal to 0.50% of the aggregate Stated Principal Balance of the Mortgage Loans as of the Cut-off Date.

Overcollateralization Target Amount: With respect to any Distribution Date, (a) prior to the Stepdown Date, approximately 7.10% of the the aggregate Stated Principal Balance of the Mortgage Loans as of the Cut-off Date, (b) on or after the Stepdown Date and if a Trigger Event is not in effect, the greater of (i) the lesser of, (1) approximately 7.10% of the aggregate Stated Principal Balance of the Mortgage Loans as of the Cut-off date and (2) approximately 14.20% of the then current aggregate Stated Principal Balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) and (ii) the Overcollateralization Floor, (c) on or after the Stepdown Date and if a Trigger Event is in effect, the Overcollateralization Target Amount for the immediately preceding Distribution Date.

Extra Principal Distribution Amount: With respect to any Distribution Date is the lesser of (a) the excess, if any, of the Overcollateralization Target Amount for such Distribution Date, over the Overcollateralization Amount for such Distribution Date (after giving effect to distributions of principal on the certificates other than any Extra Principal Distribution Amount) and (b) the excess spread for such Dsitribution Date.

Overcollateralization Release Amount: With respect to any Distribution Date for which is the lesser of (x) the sum of (i) the scheduled principal collected on the Mortgage Loans during the related Due Period or advanced on or before he related Servicer advance date; (ii) the prepayments in respect of the Mortgage Loans, exclusive of any prepayment charges, collected in the related Prepayment Period; (iii) the Stated Principal Balance of each Mortgage Loan that was repurchased by EMC, in its capacity as seller, or the Master Servicer; (iv) the amount, if any, by which the aggregate unpaid principal balance of any replacement Mortgage Loans is less than the aggregate unpaid principal balance of any deleted Mortgage Loans delivered by EMC, in its capacity as seller, in connection with a substitution of a Mortgage Loan; (v) all Liquidation Proceeds and Subsequent Recoveries collected during the related Prepayment Period on the Mortgage Loans, to the extent such Liquidation Proceeds and Subsequent Recoveries relate to principal, less all non-recoverable advances relating to principal reimbursed during the related Due Period; and (y) the excess, if any, of (i) the Overcollateralization Amount for such Distribution Date over (ii) the Overcollateralization Target Amount for such Distribution Date.

Net Rate Cap

MONTH	(%)	MONTH	(%)	MONTH	(%)
1	9.8579	22	9.8584	43	9.5409
2	9.5399	23	9.5404	44	9.8590
3	9.8580	24	9.5404	45	9.5410
4	9.5400	25	9.8585		
5	9.5400	26	9.5405		
6	10.5622	27	9.8585		
7	9.5400	28	9.5405		
8	9.8581	29	9.5405		
9	9.5401	30	10.1985		
10	9.8581	31	9.5406		
11	9.5401	32	9.8586		
12	9.5402	33	9.5406		
13	9.8582	34	9.8587		
14	9.5402	35	9.5407		
15	9.8582	36	9.5407		
16	9.5402	37	9.8588		
17	9.5403	38	9.5408		
18	10.5625	39	9.8588		
19	9.5403	40	9.5408		
20	9.8583	41	9.5409		
21	9.5404	42	10.5631		

Selected Assumptions:
1) One-month LIBOR = 20%
2) 35% CPR

Excess Spread Before Losses (%)

Month	Excess Spread (2)	Excess Spread (3)	Month	Excess Spread (2)	Excess Spread (3)
1	6.18	6.18	33	5.66	5.48
2	5.48	5.48	34	5.73	5.56
3	5.61	5.55	35	5.68	5.51
4	5.51	5.43	36	5.69	5.53
5	5.52	5.45	37	5.75	5.60
6	5.87	5.80	38	5.54	5.38
7	5.56	5.46	39	5.43	5.27
8	5.68	5.56	40	5.22	5.04
9	5.59	5.44	41	5.04	4.85
10	5.71	5.56	42	5.21	5.03
11	5.63	5.47	43	5.06	4.85
12	5.63	5.47	44	5.15	4.94
13	5.73	5.57	45	5.12	4.89
14	5.63	5.45			
15	5.72	5.55			
16	5.62	5.44			
17	5.62	5.43			
18	5.90	5.72			
19	5.62	5.41			
20	5.71	5.50			
21	5.62	5.40			
22	5.71	5.50			
23	5.62	5.40			
24	5.62	5.40			
25	5.70	5.49			
26	5.62	5.41			
27	5.69	5.50			
28	5.62	5.42			
29	5.63	5.43			
30	5.77	5.60			
31	5.64	5.46			
32	5.72	5.54			

Selected Assumptions:
1) 35% CPR
2) One-Month LIBOR = 3.80%
3) Forward LIBOR

Selected Collateral Characteristics
For the Mortgage Loans
As of the Cut-Off Date

Summary	Total	Minimum	Maximum
Aggregate Outstanding Principal Balance	$526,362,790.90		
Number of Loans	9,594		
Average Scheduled Principal Balance	$54,863.75	$9,724.37	$199,927.12
[1] Original Combined Loan-to-Value Ratio	99.69%	36.18%	100.00%
[1] Mortgage Rate	10.370%	8.350%	12.950%
[1] Net Mortgage Rate	9.858%	7.838%	12.438%
[1] Remaining Term to Stated Maturity (months)	354	173	359
[1] Credit Score	656	526	817

[1] Weighted Average reflected in Total.

	Range	Percent of Cut-Off Date Principal Balance
Product Type	Fixed Rate	100.00%
Lien	Second	100.00%
Property Type	Two- to four- family units	8.78%
	Lo-Condo	8.34%
	Hi-Condo	0.22%
	PUD	13.30%
	Single-family	69.20%
	Townhouse	0.15%
Geographic Distribution	California	45.16%
	Florida	8.78%
	Illinois	8.12%
	New York	5.26%
	Washington	5.21%
Number of States (including DC)	43	
Documentation Type	Full Documentation	39.77%
	Limited	2.37%
	Stated Income	57.86%
Loans with Prepayment Penalties		57.76%
Interest Only Loans		0.00%

Selected Collateral Characteristics
For the Mortgage Loans
As of the Cut-Off Date

Credit Score Distribution of the Mortgage Loans

Range of Credit Scores	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Combined Loan-to-Value Ratio	Percent Full Documentation	Percent Interest Only
520 - 539	3	113,716.18	0.02	37,905.39	100.00	100.00	0.00
540 - 559	8	256,914.47	0.05	32,114.31	98.83	82.89	0.00
560 - 579	303	11,105,144.89	2.11	36,650.64	99.69	94.88	0.00
580 - 599	994	42,250,370.53	8.03	42,505.40	99.68	92.44	0.00
600 - 619	1,114	51,470,243.39	9.78	46,203.09	99.63	87.66	0.00
620 - 639	2,013	106,592,627.98	20.25	52,952.13	99.77	32.79	0.00
640 - 659	1,563	89,177,795.47	16.94	57,055.53	99.71	29.86	0.00
660 - 679	1,207	71,390,818.06	13.56	59,147.32	99.59	27.17	0.00
680 - 699	975	61,114,431.38	11.61	62,681.47	99.63	22.68	0.00
700 - 719	584	38,941,655.09	7.40	66,680.92	99.80	19.23	0.00
720 - 739	389	24,721,186.44	4.70	63,550.61	99.74	23.17	0.00
740 - 759	236	15,820,680.52	3.01	67,036.78	99.78	19.29	0.00
760 - 779	142	9,103,209.32	1.73	64,107.11	99.69	22.55	0.00
780 - 799	52	3,655,847.28	0.69	70,304.76	99.93	26.07	0.00
800 - 819	11	648,149.90	0.12	58,922.72	100.00	32.70	0.00
TOTAL:	9,594	526,362,790.90	100.00	54,863.75	99.69	39.77	0.00

Debt-to-Income Ratios of the Mortgage Loans

Range of Debt-to-Income Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio	Percent Full Documentation	Percent Interest Only
0.01% - 5.00%	9	435,582.08	0.08	48,398.01	636	100.00	100.00	0.00
5.01% - 10.00%	24	1,688,495.56	0.32	70,353.98	633	99.63	64.88	0.00
10.01% - 15.00%	44	2,361,422.32	0.45	53,668.69	645	99.40	84.07	0.00
15.01% - 20.00%	94	4,517,420.26	0.86	48,057.66	647	99.60	75.43	0.00
20.01% - 25.00%	236	10,809,086.00	2.05	45,801.21	650	99.31	55.13	0.00
25.01% - 30.00%	452	19,187,031.58	3.65	42,449.18	654	99.54	50.47	0.00
30.01% - 35.00%	867	40,139,372.35	7.63	46,296.85	659	99.69	43.43	0.00
35.01% - 40.00%	1,505	76,269,095.53	14.49	50,677.14	659	99.70	37.84	0.00
40.01% - 45.00%	2,496	139,897,950.58	26.58	56,048.86	662	99.72	34.18	0.00
45.01% - 50.00%	3,787	227,331,508.51	43.19	60,029.45	653	99.71	39.88	0.00
50.01% - 55.00%	80	3,725,826.13	0.71	46,572.83	632	99.75	53.90	0.00
TOTAL:	9,594	526,362,790.90	100.00	54,863.75	656	99.69	39.77	0.00

Original Mortgage Loan Principal Balances of the Mortgage Loans

Range of Original Mortgage Loan Principal Balances ($)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio	Percent Full Documentation	Percent Interest Only
$10,000 - $19,999	640	10,136,087.45	1.93	15,837.64	626	99.71	65.45	0.00
$20,000 - $29,999	1,394	35,452,513.89	6.74	25,432.22	635	99.73	61.87	0.00
$30,000 - $39,999	1,689	58,527,933.63	11.12	34,652.42	643	99.67	54.76	0.00
$40,000 - $49,999	1,299	57,945,394.90	11.01	44,607.69	651	99.64	47.15	0.00
$50,000 - $59,999	1,079	58,691,368.11	11.15	54,394.22	654	99.58	38.47	0.00
$60,000 - $69,999	887	57,193,270.06	10.87	64,479.45	655	99.74	36.87	0.00
$70,000 - $79,999	786	58,309,673.62	11.08	74,185.34	663	99.79	30.00	0.00
$80,000 - $89,999	522	43,888,584.60	8.34	84,077.75	661	99.73	30.48	0.00
$90,000 - $99,999	412	38,756,125.75	7.36	94,068.27	665	99.84	30.42	0.00
$100,000 - $109,999	283	29,433,244.17	5.59	104,004.40	664	99.77	31.39	0.00
$110,000 - $119,999	217	24,684,075.29	4.69	113,751.50	666	99.87	33.58	0.00
$120,000 - $129,999	138	17,112,292.01	3.25	124,002.12	666	99.28	28.35	0.00
$130,000 - $139,999	93	12,428,537.82	2.36	133,640.19	668	99.69	34.43	0.00
$140,000 - $149,999	72	10,302,543.56	1.96	143,090.88	672	99.61	40.41	0.00
$150,000 - $159,999	48	7,347,311.43	1.40	153,068.99	680	99.34	33.35	0.00
$160,000 - $169,999	16	2,624,984.63	0.50	164,061.54	713	100.00	19.11	0.00
$170,000 - $179,999	7	1,221,544.23	0.23	174,506.32	692	100.00	28.22	0.00
$180,000 - $189,999	5	928,275.10	0.18	185,655.02	717	99.96	20.23	0.00
$190,000 - $199,999	4	779,433.13	0.15	194,858.28	662	100.00	49.35	0.00
$200,000 - $209,999	3	599,597.52	0.11	199,865.84	673	95.74	66.66	0.00
TOTAL	9,594	526,362,790.90	100.00	54,863.75	656	99.69	39.77	0.00

Net Mortgage Rates of the Mortgage Loans

Range of Net Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio	Percent Full Documentation	Percent Interest Only
7.500% - 7.999%	36	2,137,556.00	0.41	59,376.56	707	99.84	85.24	0.00
8.000% - 8.499%	720	43,355,730.44	8.24	60,216.29	697	99.61	93.53	0.00
8.500% - 8.999%	536	27,581,848.68	5.24	51,458.67	689	99.75	37.04	0.00
9.000% - 9.499%	2,906	163,258,211.44	31.02	56,179.70	686	99.71	22.17	0.00
9.500% - 9.999%	1,068	59,716,861.59	11.35	55,914.66	649	99.62	48.07	0.00
10.000% - 10.499%	1,844	105,455,239.71	20.03	57,188.31	640	99.72	30.10	0.00
10.500% - 10.999%	1,950	96,973,773.50	18.42	49,730.14	613	99.74	43.56	0.00
11.000% - 11.499%	472	23,240,478.94	4.42	49,238.30	600	99.56	70.59	0.00
11.500% - 11.999%	60	4,543,148.24	0.86	75,719.14	620	99.47	30.23	0.00
12.000% - 12.499%	2	99,942.36	0.02	49,971.18	586	99.78	100.00	0.00
TOTAL:	9,594	526,362,790.90	100.00	54,863.75	656	99.69	39.77	0.00

Mortgage Rates of the Mortgage Loans

Range of Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio	Percent Full Documentation	Percent Interest Only
8.000% - 8.499%	3	154,336.94	0.03	51,445.65	649	100.00	60.54	0.00
8.500% - 8.999%	595	35,906,420.92	6.82	60,346.93	706	99.57	93.48	0.00
9.000% - 9.499%	284	15,645,709.13	2.97	55,090.53	671	99.74	91.56	0.00
9.500% - 9.999%	2,864	158,760,338.77	30.16	55,433.08	691	99.73	22.45	0.00
10.000% - 10.499%	1,358	74,708,361.17	14.19	55,013.52	653	99.64	44.25	0.00
10.500% - 10.999%	1,327	80,966,337.13	15.38	61,014.57	651	99.70	16.90	0.00
11.000% - 11.499%	2,059	108,300,693.60	20.58	52,598.69	621	99.75	35.97	0.00
11.500% - 11.999%	1,023	46,050,419.85	8.75	45,015.07	594	99.68	82.12	0.00
12.000% - 12.499%	71	5,483,236.08	1.04	77,228.68	618	99.08	33.11	0.00
12.500% - 12.999%	10	386,937.31	0.07	38,693.73	598	99.94	100.00	0.00
TOTAL:	9,594	526,362,790.90	100.00	54,863.75	656	99.69	39.77	0.00

Original Combined Loan-to-Value Ratios of the Mortgage Loans

Range of Original Combined Loan-to-Value Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Percent Full Documentation	Percent Interest Only
35.01% - 40.00%	1	44,960.86	0.01	44,960.86	662	0.00	0.00
40.01% - 45.00%	1	39,652.42	0.01	39,652.42	601	100.00	0.00
75.01% - 80.00%	1	127,888.66	0.02	127,888.66	674	0.00	0.00
80.01% - 85.00%	2	274,768.39	0.05	137,384.20	687	100.00	0.00
85.01% - 90.00%	70	3,435,715.40	0.65	49,081.65	664	42.57	0.00
90.01% - 95.00%	333	17,895,553.58	3.40	53,740.40	651	45.65	0.00
95.01% - 100.00%	9,186	504,544,251.59	95.85	54,925.35	656	39.52	0.00
TOTAL:	9,594	526,362,790.90	100.00	54,863.75	656	39.77	0.00

Geographic Distribution of Mortgaged Properties of the Mortgage Loans

State or Territory	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio	Percent Full Documentation	Percent Interest Only
California	3,130	237,706,689.89	45.16	75,944.63	662	99.70	32.25	0.00
Florida	1,068	46,190,026.78	8.78	43,249.09	656	99.76	44.36	0.00
Illinois	952	42,759,195.37	8.12	44,915.12	658	99.71	38.50	0.00
New York	341	27,695,213.28	5.26	81,217.63	676	99.43	16.24	0.00
Washington	595	27,422,283.05	5.21	46,087.87	641	99.78	69.44	0.00
Colorado	428	18,384,178.20	3.49	42,953.69	636	99.65	67.06	0.00
Maryland	268	14,964,393.05	2.84	55,837.29	654	99.69	40.49	0.00
Virginia	202	13,134,028.85	2.50	65,019.94	655	99.49	29.22	0.00
New Jersey	186	12,066,928.70	2.29	64,875.96	665	99.46	22.08	0.00
Georgia	315	11,943,839.59	2.27	37,916.95	637	99.64	53.17	0.00
Oregon	297	10,900,755.67	2.07	36,702.88	642	99.68	69.95	0.00
Other (1)	1,812	63195258.47	12.01	34,875.97	640	99.81	52.76	0.00
TOTAL:	9,594	526,362,790.90	100.00	54,863.75	656	99.69	39.77	0.00

1) Other includes states and the District of Columbia with fewer than 2% concentrations individually.

Junior Ratios of the Mortgage Loans

Range of Junior Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio	Percent Full Documentation	Percent Interest Only
0.01% - 30.00%	9,592	526,278,177.62	99.98	54,866.37	656	99.70	39.77	0.00
60.01% and greater	2	84,613.28	0.02	42,306.64	633	40.00	46.86	0.00
TOTAL:	9,594	526,362,790.90	100.00	54,863.75	656	99.69	39.77	0.00

Mortgage Loan Purpose of the Mortgage Loans

Loan Purpose	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio	Percent Full Documentation	Percent Interest Only
Equity Refinance	1,262	71,260,269.38	13.54	56,466.14	642	98.93	56.97	0.00
Purchase	8,254	451,599,825.54	85.80	54,712.85	658	99.82	36.89	0.00
Rate/Term Refinance	78	3,502,695.98	0.67	44,906.36	643	99.23	62.13	0.00
TOTAL:	9,594	526,362,790.90	100.00	54,863.75	656	99.69	39.77	0.00

Mortgage Loan Documentation Type of the Mortgage Loans

Documentation Type	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio	Percent Full Documentation	Percent Interest Only
Full/Alternative	4,378	209,354,033.78	39.77	47,819.56	634	99.64	100.00	0.00
Limited	215	12,451,982.07	2.37	57,916.20	626	99.62	0.00	0.00
Stated Income	5,001	304,556,775.05	57.86	60,899.18	673	99.73	0.00	0.00
TOTAL:	9,594	526,362,790.90	100.00	54,863.75	656	99.69	39.77	0.00

Occupancy Types of the Mortgage Loans

Occupancy	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio	Percent Full Documentation	Percent Interest Only
Investor	2	113,161.41	0.02	56,580.71	640	100.00	49.45	0.00
Primary Residence	9,590	526,155,998.54	99.96	54,865.07	656	99.69	39.77	0.00
Second/Vacation	2	93,630.95	0.02	46,815.48	743	96.82	68.23	0.00
TOTAL:	9,594	526,362,790.90	100.00	54,863.75	656	99.69	39.77	0.00

Mortgaged Property Types of the Mortgage Loans

Property Type	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio	Percent Full Documentation	Percent Interest Only
Two- to four- family units	634	46,220,715.40	8.78	72,903.34	675	99.56	18.95	0.00
Condominium	965	43,923,296.22	8.34	45,516.37	658	99.75	42.83	0.00
Hi-Rise Condo	23	1,161,514.66	0.22	50,500.64	677	99.45	32.66	0.00
Planned Unit Developments	1,262	70,024,622.93	13.30	55,487.02	648	99.62	51.65	0.00
Single-family	6,693	364,239,617.69	69.20	54,420.98	655	99.72	39.74	0.00
Townhouse	17	793,024.00	0.15	46,648.47	654	99.29	61.77	0.00
TOTAL:	9,594	526,362,790.90	100.00	54,863.75	656	99.69	39.77	0.00

Prepayment Penalty Terms of the Mortgage Loans

Prepayment Penalty Term	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio	Percent Full Documentation	Percent Interest Only
None	4,669	222,347,049.26	42.24	47,621.99	654	99.66	43.23	0.00
12 Months	214	15,608,976.46	2.97	72,939.14	666	99.79	34.73	0.00
24 Months	3,719	229,431,276.39	43.59	61,691.66	658	99.72	37.45	0.00
36 Months	992	58,975,488.79	11.20	59,451.10	655	99.71	37.14	0.00
TOTAL:	9,594	526,362,790.90	100.00	54,863.75	656	99.69	39.77	0.00

Interest Only Terms of the Mortgage Loans

Interest Only Term	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio	Percent Full Documentation	Percent Interest Only
Not Interest Only	9,594	526,362,790.90	100.00	54,863.75	656	99.69	39.77	0.00
TOTAL:	9,594	526,362,790.90	100.00	54,863.75	656	99.69	39.77	0.00

Contact Information

Banking Contacts		
Name:	**Telephone:**	**E-Mail:**
Josephine Musso Associate Director	(212) 272-6033	jmusso@bear.com
Michael Cohn Collateral Analyst	(212) 272-6561	mcohn@bear.com

Trading / Syndicate Contacts		
Name:	**Telephone:**	**E-Mail:**
Scott Eichel Senior Managing Director	(212) 272-5451	seichel@bear.com
Chris Scott Senior Managing Director	(212) 272-5451	cscott@bear.com
Keith Lind Associate Director	(212) 272-5451	klind@bear.com
Carol Fuller Senior Managing Director	(212) 272-4955	cfuller@bear.com
Angela Ward Vice President	(212) 272-4955	adward@bear.com

Rating Agency Contacts		
Name:	**Telephone:**	**E-Mail:**
Moody's		
Debash Chatterjee	(212) 553-1329	Debash.chatterjee@moodys.com
S&P		
Lacey Bigos	(212) 438-3126	Lacey_bigos@standardandpoors.com